Marc G. Alcser 949.725.4136 malcser@sycr.com	Stradling Yocca Carlson & Rauth, P.C. 660 Newport Center Drive, Suite 1600 Newport Beach, CA 92660-6422 sycr.com	CALIFORNIA NEWPORT BEACH SACRAMENTO SAN DIEGO SAN FRANCISCO SANTA BARBARA SANTA MONICA COLORADO DENVER NEVADA RENO WASHINGTON SEATTLE

March 28, 2017

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Laura Nicholson

Re:	Bridgford Foods Corporation
Preliminary Proxy Statement on Schedule 14A
Filed February 13, 2017
File No. 000-02396
Responses to Staff comments made by letter dated March 9, 2017

Dear Ms. Nicholson:

Set forth below on behalf of our client, Bridgford Foods Corporation, a California corporation (the “Company”), are the Company’s responses to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 9, 2017 (the “Comment Letter”), in connection with the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 000-02396), which the Company filed on February 13, 2017 (the “Proxy Statement”).

The Company’s responses are preceded by a reproduction in italics of the corresponding Staff comments as set forth in the Comment Letter. The Company has filed this response letter including Annex A on EDGAR under the form label CORRESP.

General

1.	Please include a preliminary proxy card with your revised proxy statement. Refer to Exchange Act Rule 14a-6.

Company Response:

In response to the Staff’s comment, a preliminary proxy card will be included in Amendment No. 1 to the Proxy Statement when it is filed.

Securities and Exchange Commission

Division of Corporation Finance

Attn: Laura Nicholson

March 28, 2017

Proposal 1. Approval of Amended and Restated Bylaws, page 8

2.

Please describe in greater detail the proposed changes to the existing bylaws. Please describe the specific changes you propose for each bulleted item on page 8, including how shareholder rights might be affected by the proposed change.

In addition, please consider Rule 14a-4(a)(3) and whether you need to present any of the proposed changes as separate proposals in your proxy statement and on your proxy card. For example, please consider whether shareholder approval would be required for each matter if presented on a standalone basis or whether each matter substantively affects shareholder rights. For guidance, please refer to the Compliance and Disclosure Interpretations relating to Rule 14a-4(a)(3) (Questions and Answers of General Applicability), which are available on our website.

Company Response:

The Company respectfully acknowledges the Staff’s comment in the first paragraph and advises the Staff that the Company will revise the disclosure under Proposal 1. In order to assist the Staff’s review, Annex A attached hereto includes the revised disclosure that will be included under Proposal 1. The Company believes that its disclosure, as revised, presents a balanced discussion of how the substantive changes to the bylaws affect shareholders’ rights and the benefit to the Company if the shareholders approve Proposal 1.

The Company respectfully acknowledges the Staff’s comment in the second paragraph and advises the Staff that it does not believe it is required to “unbundle” any matter in Proposal 1. The Company has considered Rule 14a-4(a)(3) and the applicable Compliance and Disclosure Interpretations relating to Rule 14a-4(a)(3) and believes that shareholder approval would not be required on any matter, other than changing the authorized number of directors, on a standalone basis.

The Company’s existing bylaws were adopted on December 31, 1952 (the “Existing Bylaws”). Pursuant to Section 2, Article VIII of the Existing Bylaws, the Company’s Board of Directors (the “Board”) may unilaterally adopt amendments to the bylaws without shareholder approval except that the Board may not make, alter or repeal any bylaws changing the authorized number of directors. As stated in more detail in Proposal 1 on Annex A attached hereto, one of the amendments reflected in the new bylaws (the “Amended and Restated Bylaws”) relates to changing the authorized number of directors. Although the Board has the authority to effect the other proposed changes to the Existing Bylaws without shareholder approval, the Company is seeking the approval by the Company’s shareholders of all of the proposed changes to the Existing Bylaws. Therefore, the Company believes that Proposal 1 does not contain more than one matter that must be voted on by the Company’s shareholders.

* * * * *

Securities and Exchange Commission

Division of Corporation Finance

Attn: Laura Nicholson

March 28, 2017

We hope the foregoing answers are responsive to your comments. Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned via telephone at (949) 725-4136 or via email at malcser@sycr.com.

Sincerely,

STRADLING YOCCA CARLSON & RAUTH, P.C.

/s/ Stradling Yocca Carlson & Rauth, P.C.

cc:	Ray Lancy, Chief Financial Officer
Cindy Matthews-Morales, Corporate Controller

Securities and Exchange Commission

Division of Corporation Finance

Attn: Laura Nicholson

March 28, 2017

ANNEX A

REVISED DRAFT PROPOSAL 1 TO PROXY STATEMENT

PROPOSAL 1

APPROVAL OF AMENDED AND RESTATED BYLAWS

The Board of Directors has approved, subject to shareholder approval at the Annual Meeting, the Amended and Restated Bylaws as set forth in Exhibit A hereto (the “Amended and Restated Bylaws”). If the Amended and Restated Bylaws are approved by the shareholders at the Annual Meeting, they will be effective upon such approval.

The Board of Directors believes that the Amended and Restated Bylaws improve the corporate governance of the Company by providing bylaws more appropriate for a publicly reporting company and will assist the Company in attracting and retaining officers and directors who will contribute to the Company’s ability to provide shareholders with increased value. The Company’s existing bylaws were adopted on December 31, 1952 (as amended to date, the “Existing Bylaws”). The Existing Bylaws allow the Board of Directors to unilaterally adopt amendments to the bylaws without shareholder approval except that the Board of Directors may not make, alter or repeal any bylaws changing the authorized number of directors. One of the amendments reflected in the Amended and Restated Bylaws relates to the changing the authorized number of directors. Although the Board has the authority to effect the other proposed changes to the Existing Bylaws described below without shareholder approval, the Company is seeking the approval by the Company’s shareholders of all of the proposed changes to the Existing Bylaws.

Below is a brief summary of the ways in which the Amended and Restated Bylaws would modify Existing Bylaws. This summary is qualified in its entirety by reference to the full text of the Amended and Restated Bylaws, which you are urged to review carefully and is attached as Exhibit A hereto.

The amendments contained within the Amendment and Restated Bylaws that relate to changing the authorized number of directors, as well some other rights affecting shareholders are summarized as follows:

Location of Change in Amended and Restated Bylaw	Summary of Provision	Rationale Supporting Change

Section 4 of Article II	Provides that all notices of meetings of shareholders shall be sent or otherwise given not less than ten (10) nor more than sixty (60) days before the date of such meeting. In addition, provides that all notices shall specify the place, date and hour of the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted, or (ii) in the case of the annual meeting, those matters which the Board of Directors intends to present for action by the shareholders. If the meeting is to be held in whole or in party by electronic transmission, the notice shall state the means of electronic communication.	The Existing Bylaws as currently drafted do not comply with California Corporations Code relating to shareholder notice. The Existing Bylaws provide that notice may be given no less than seven (7) days before such meeting. The proposed change ensures that the Company complies with state and federal notice requirements.

Section 14 of Article II	Provides that the chairman of the Board of Directors, or such other officer of the Company designated by a majority of the Board of Directors, will call meetings of the shareholders to order and will act as presiding officer thereof.	These changes are appropriate to ensure that business conducted at an annual meeting or special meeting is proper. In addition, it provides the shareholders with greater certainty regarding how to bring an item before a shareholder meeting.

Provides that at an annual meeting of the shareholders, only such business will be conducted or considered as is properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in the notice of meeting given by or at the discretion of the Board of Directors, (ii) otherwise properly brought before the meeting by the presiding officer or by or at the direction of a majority of the Board of Directors, or (iii) otherwise properly requested to be brought before the meeting by a shareholder of the Company who (x) is a shareholder of record at the time of giving of the notice of such annual meeting or at the direction of the Board of Directors, (y) is entitled to vote at such meeting, and (z) has given timely written notice to the secretary in accordance with Article II, Section 15 of the Amended and Restated Bylaws.

Provides that director nominations may be made at an annual meeting of shareholders only (i) by or at the direction of the Board of Directors or (ii) by any shareholder of record at the time of giving of the notice or at the direction of the Board of Directors, who is entitled to vote for the election of directors at such meeting and who has given timely written notice to the secretary in accordance with Article II, Section 15 of the Amended and Restated Bylaws.

Provides that at a special meeting of shareholders, only such business may be conducted or considered as is properly brought before the meeting. To be properly brought before a special meeting, business must be (i) specified in the notice of the meeting given by or at the direction of the chairman of the Board of Directors, the president, the vice present or the secretary or (ii) otherwise properly brought before the meeting by the presiding officer or by or at the direction of a majority of the Board of Directors.

Lastly, the determination whether any business sought to be brought before any annual or special meeting or whether any director nomination was properly made will be made by the presiding officer of such meeting.

Section 15 of Article II	Provides that a timely shareholder notice must be addressed to the secretary and delivered or mailed to and received at the principal executive offices of the Company less than sixty (60) nor more than ninety (90) calendar days prior to the anniversary date of the date on which the Company first mailed its proxy materials for its immediately preceding annual meeting of shareholders. However, in the event the annual meeting is called for a date that is not within thirty (30) calendar days of the anniversary date of the date on which the immediately preceding annual meeting of shareholders was called, to be timely, notice by the shareholder must be so received not later than the close of business on the tenth (10th) calendar day following the day on which public announcement of the date of the annual meeting is first made.	These changes will provide the Company and the shareholders with greater certainty regarding the timeframes and information in which to submit notices. The changes will work harmoniously with the advance notice requirement of the Exchange Act rules.

Provides what information must be included in a shareholder’s notice to a secretary as to each matter the shareholder proposes to bring before an annual meeting or special meeting.

Provides what information must be included in a shareholders’ notice to a secretary as to each shareholder director nominee.

Nothing in Sections 14 or 15 of Article 2 of the Amended and Restated Bylaws will affect any rights of shareholders set forth in Rule 14a-8 of the Exchange Act.

Section 2 of Article III	Amends the authorized number of directors to be not less than eight (8) nor more than ten (10), until amended by the vote or written consent of the holders of a majority of the outstanding shares entitled to vote. The exact number of directors shall be nine (9) until changed by the Board of Directors or the shareholders.	These changes will help the Company to add additional directors if desired to, among other things, provide greater flexibility to comply with Nasdaq listing requirements.

Section 1 of Article VI	Provides that each “indemnitee” (as such term is defined in the Amended and Restated Bylaws) involved in a “proceeding” (as such term is defined in the Amended and Restated Bylaws), whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the Company to the fullest extent authorized by the California Corporations Code, against all expense, liability and loss (including attorneys’ fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by such indemnitee in connection therewith.

These changes will improve the corporate governance of the Company by providing appropriate indemnification provisions for a public reporting company. The changes will assist the Company in attracting and retaining officers and directors who will contribute to the Company’s ability to provide shareholders with increased value. We believe these changes are market with our peer companies and do not provide non-customary benefits to our Board of Directors. Given that our Existing Bylaws are over sixty years old, we believe these changes are necessary to clarify the rights granted to our officers and directors.

Section 2 of Article VI	Provides that the Company shall have the right to advance indemnification expenses. However, if a director or officer receives an advancement of indemnification expenses and it is later determined such person was not entitled to be indemnified, such person shall repay such expenses.
Section 3 of Article VI	Provides that if the Company does not pay the indemnitee in full within forty-five (45) days after a written claim has been received by the Company, the indemnitee may bring suit on the Company. If the indemnitee is successful, the Company will be required to pay the legal expenses incurred by the indemnitee to enforce its rights to indemnification.
Section 4 of Article VI	Provides that the right of indemnification and the right to the advancement of expenses will not be exclusive of any other right which any person may have or later acquire for certain breaches of duties or acts, omissions or transactions while acting in the capacity of director or officer of the Company.
Section 5 of Article VI	Provides that the Company may purchase and maintain insurance, at its expense, to protect itself from any loss it may receive as a result of its power to indemnify such persons.
Section 6 of Article VI	Provides that the Company may at its discretion grant rights to indemnification and rights to advancement of expenses to any employee or agent of the Company.
Section 7 of Article VI	Provides that the Board of Directors is authorized to enter into a contract with any director, officer, employee or agent of the Company, providing for indemnification rights equivalent to or, if the Board of Directors determines, greater than those provided for in the Amended and Restated Bylaws, unless prohibited by the California Corporations Code or any other applicable law.
Section 8 of Article VI	Provides that any amendment to the Amended and Restated Bylaws will not adversely affect any right or protection of a director or officer of the Company existing at the time of such amendment, repeal or modification.

In addition to the amendments described above, the Amended and Restated Bylaws reflect numerous other amendments, including, but not limited to:

●	updating the name of the Company from Bridgford Packing Company to Bridgford Foods Corporation;

●	adding information about the principal executive offices and other business offices where the Company is qualified to do business;

●	expanding the scope of permissible meeting locations to include meeting locations outside the State of California, as well as remote communication or electronic transmission authorized by the California Corporations Code;

●	changing the date of the annual meeting from February 8th every year to a date as determined by the Board of Directors;

●	updating who may call a special meeting of shareholders to include a majority of the Board of Directors, the president, the chairman of the Board of Directors, or one or more holders of shares entitled to cast not less than 10% of the votes;

●	adding that following a request for a special shareholder meeting, the Company will provide notice to all shareholders entitled to vote not less than thirty-five (35) nor more than sixty (60) days after the receipt of such request;

●	stating that notice needs to be provided if a meeting is adjourned and a new record date is fixed or the adjourned meeting is more than forty-five (45) days after the date of the original meeting;

●	providing additional mechanics for voting at shareholder meetings;

●	adding that attendance at a shareholder meeting shall constitute a waiver unless the person objects to such waiver at the beginning of the shareholder meeting;

●	providing the opportunity for a shareholder to revoke a consent until the Company obtains a requisite number of consents to approve the action;

●	adding a bylaw to include the mechanics for setting a record date, which may not be more than sixty (60) nor less than ten (10) days before the date of any such meeting;

●	expanding the bylaws on proxies to include that a proxy will not be valid once it is revoked, unless the proxy is irrevocable, or after the expiration of eleven (11) months from the date the proxy is given;

●	adding bylaws relating to the appointment of an inspector of elections;

●	stating that each director, including a director elected to fill a vacancy, will hold office until the expiration of the term for which elected and until a successor has been elected;

●	removing a provision relating to organizational meetings of the Board of Directors;

●	changing how a vacancy is created, as well as changing how a director may be removed;

●	limiting the Board of Directors’ ability to fill a vacancy created by the removal of a director;

●	updating where a Board of Directors meeting will take place, including a meeting by conference telephone, electronic video screen communication or electronic communication by and to the Company;

●	changing the regular board meetings from a specific date to a time fixed by the Board of Directors;

●	increasing the notice requirements that must be provided to the Board of Directors prior to a meeting;

●	adding that attendance at a Board of Directors meeting will constitute a waiver unless the director protests that such presence is not to act as a waiver;

●	adding that notice of an adjourned meeting is to be given if the adjourned meeting is more than twenty-four (24) hours away;

●	adding bylaws that expand the Board of Directors’ ability to act without a meeting, receive fees and compensation, and appoint committees;

●	removing a provision relating to the corporate seal;

●	changing the titles of the officer to be chief executive officer, president, secretary and chief financial officer;

●	updating the description of the required officers of the Company;

●	expanding the requirements to inspect the share register to include shareholders holding at least five percent (5%) in the aggregate of the voting shares of the Company or shareholders who hold at least one percent (1%) of the voting shares and have filed a Schedule 14A with the SEC;

●	removing the provision requiring an annual report to shareholders and changing it to conform with the California Corporations Code Section 1501 (noting that such provision is not to be contradictory with SEC reporting requirements); and

●	adding bylaws relating to an annual statement of general information and setting a record date for purposes other than notice and voting.

As discussed above, the amendments to our Existing Bylaws include the requirement to provide the Company with more advance notice for nominating directors and presenting business for consideration at the annual and special meeting of shareholders. Such amendments could have an anti-takeover effect as it makes it more difficult for the shareholders to take actions and to propose director nominees or present matters for approval of the shareholders, thereby deterring or rendering more difficult a merger, tender offer, proxy contest or an extraordinary corporate transaction opposed by the Company.

Proxies received in response to this solicitation will be voted “FOR” the approval of the Amended and Restated Bylaws unless otherwise specified in the proxy.

The affirmative vote of a majority of the shares outstanding is required to approve the Amended and Restated Bylaws. Abstentions and broker non-votes will have the same effect as votes “AGAINST” the proposal. Brokers do not have discretion to vote uninstructed shares with respect to the proposal.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE AMENDED AND RESTATED BYLAWS.